EXHIBIT 99.1

POET and MultiLane Collaborate to Develop High-Speed Pluggable Transceivers for AI Networks

TORONTO and SAN JOSE, Calif., March 27, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (POET) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for data center, telecommunication and AI markets announced today a collaboration with MultiLane Inc., a leading provider of high-speed IO and data center interconnect test solutions, to develop next-generation, performance-optimized pluggable 800G, 1.6T and higher speed transceivers using POET’s newly designed transmit and receive optical engines. POET and MultiLane will focus on jointly developing pluggable transceivers that will reduce cost and improve power efficiency over existing solutions, and address the increasing need for more scalable hardware components for AI and cloud data center markets.

“Our intent with this collaboration is to design cost-optimized 800G modules that offer superior performance with both the DSP integrated version as well as Linear Pluggable Optics (LPO) variants. We also want to kick start our designs for 1.6T and 3.2T pluggable transceivers for the most advanced data center and AI network operators,” said Raju Kankipati, POET’s SVP of Product Management. “We have to plan and develop ahead of market demand and be ready when customers are ready to test these higher speeds. The collaboration with MultiLane will significantly shorten the design cycle time for POET’s technology and will enable us to bring this value to our global customers much more quickly.”

“We are excited to collaborate with POET, offering our services in product development, testing automation, and contract manufacturing to accelerate the product development and launch,” said Fadi Daou, Founder and CEO of MultiLane. “MultiLane specializes in high throughput testing that enables shorter design cycles and a faster time to market; driving industry innovation and maintaining a healthy networking ecosystem.”

Initial samples of pluggable transceiver modules from this collaboration are expected to be available in late 2024. According to LightCounting the market for 800G transceiver modules is approximately $750 million today but is forecasted to reach $1.7 billion by 2027.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient, passive integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, Pa., Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Media Contact: Adrian Brijbassi adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

About MultiLane Inc.
For over a decade, MultiLane has been supplying the high-speed data center and semiconductor industries with top-tier, scalable test and measurement solutions. We work at the forefront of industry trends, anticipate upcoming technologies, and develop the tools to enable their accelerated creation and adoption. Our portfolio of high-speed I/O test solutions encompasses IC and transceiver characterization, semiconductor testing, active and passive electrical and optical cable testing, system switch cards, link testing, pioneering Automated Test Equipment (ATE), and Network Management Services. Some of the most dominant technology companies in the world rely on MultiLane equipment to build and test their networks. Please visit www.multilaneinc.com for more information.

Forward-Looking Information
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s announced products and those of its customers.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the market need or demand for such products, including modules and optical engines, the timing of completion of its development efforts, the successful implementation of its optical engine, module and light source products, the success of its customer’s products, the capabilities of its operations, including its joint venture, to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its newly announced optical engine, module and light source products to meet performance requirements, the failure to manufacture products on a timely basis or at all, the failure of its optical engines, module or light source products to attract the attention of customers and end-users, the failure of its products or its customer’s products to achieve market penetration, operational risks including the ability to attract key personnel, the failure to protect its intellectual property, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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